Exhibit 99.1

SINOVAC RECEIVES REVISED APPROVALS FOR PANFLU

Extension of Eligible Age Group Enables Sinovac to Cover Larger Part of Population Increased Panflu Dosage to 1mL per Vial Expands Filling and Packaging Capacity

BEIJING, June 29 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that it has received a revised Drug Supplementary Application Approval for Panflu(TM), Sinovac's pandemic influenza vaccine from the China State Food and Drug Administration (SFDA), based on the Phase IIb clinical trial, Under the revised approval, the age group eligible for use of the whole viron inactivated pandemic influenza vaccine was expanded to 18 years old and over, whereas it was previously 18 to 60 years of age, enabling Sinovac to reach a much broader percentage of the population.

Sinovac also received a Supplementary Application Approval to change the existing packaging of 0.5mL per vial of Panflu to 1mL per vial, which will enable Sinovac to double its filling and packaging capacity.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Having received approval to administer our Panflu vaccines to individuals over the age of 60, Sinovac now has the ability to protect a much larger percentage of the Chinese population from pandemic influenza viruses. The revised approval is especially important, as the 60+ age group is often a high-risk group. We also now have the ability to supply a greater number of vaccines, as the approval to increase the Panflu packaging to 1mL. We continue to expect to complete production of the first batch of H1N1 Panflu vaccine by the end of the July. With these revised approvals, Sinovac is better positioned to deliver on its first order from the Beijing government, as well as additional government orders we may receive in the future."

Sinovac is currently focused on production of a vaccine against the new pandemic influenza strain, H1N1. This vaccine will be sold under the Panflu brand, which has in the past also referred to Sinovac's vaccine against the pandemic influenza strain, H5N1. Sinovac expects to complete production of its first batch of the H1N1 Panflu vaccine by the end of July 2009.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:  +86-10-8289-0088 x9871
     Fax:  +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:  +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

   Media:
     Janine McCargo
     The Ruth Group
     Tel:    +1-656-536-7033
     Email:  jmccargo@theruthgroup.com